March 12, 2020

Jeremy W. Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, WI 53562

       Re: Spectrum Brands Holdings, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed November 15, 2019

Dear Mr. Smeltser:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing